

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 15, 2017

<u>Via Email</u>
Takumi Kitamura
Chief Financial Officer
Nomura Holdings, Inc.
9-1 Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

   **Re: Nomura Holdings, Inc.**
     **Form 20-F for Fiscal Year Ended March 31, 2016**
     **Filed June 23, 2016**
     **File No. 001-15270**

Dear Mr. Kitamura:

  We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Gus Rodriguez

       Gus Rodriguez
       Accounting Branch Chief
       Office of Financial Services